 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on January 23, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the fourth tranche of the 2023 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the fourth tranche of the 2023 programme was announced: 27 October 2023.

The duration of the fourth tranche of the 2023 programme: 30 October 2023 to no later than 29 January 2024.

From 15 January to 19 January 2024, Equinor ASA has purchased a total of 1,005,400 own shares at the Oslo Stock Exchange at an average price of NOK 303.9110 per share.

The fourth tranche of the 2023 share buy-back programme for Equinor ASA has now been completed.

Overview of transactions:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
15 January
16 January	410,000	308.5305	126,497,505.00
17 January	310,000	301.3973	93,433,163.00
18 January	190,000	300.3075	57,058,425.00
19 January	95,400	299.4033	28,563,074.82

Previously disclosed buy-backs under the fourth tranche of the 2023 programme (accumulated)	16,320,000	340.4688	5,556,451,238.80

Total buy-backs under fourth tranche of the 2023 programme (accumulated)	17,325,400	338.3474	5,862,003,406.62

Following the completion of the above transactions, Equinor ASA owns a total of 60,226,462 own shares, corresponding to 2.01% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: January 23, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer